

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 8, 2010

Mr. William Salek
Chief Financial Officer
Colonial Commercial Corp.
275 Wagaraw Road
Hawthorne, New Jersey 07506

   RE: Colonial Commercial Corp.
     Form 10-K for the Fiscal Year Ended December 31, 2009
     Form 10-Q for the Fiscal Quarter Ended March 31, 2010
     File No. 1-6663

Dear Mr. Salek:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2009</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Critical Accounting Policies, page 12</u>

2. In the interest of providing readers with a better insight into management's judgments in accounting for long-lived assets, including goodwill and intangibles, please disclose the following:

- Sufficient information to enable a reader to understand what method you apply in estimating the fair value of your long-lived assets;
- How you group long-lived assets for impairment and your basis for that determination; and
- Explain how the assumptions and methodologies in the current year have changed since the prior year highlighting the impact of any changes.

As a related matter, if any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results, please provide the following disclosures for each of these reporting units:

- Identify the reporting unit;
- The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;
- The amount of goodwill;
- A description of the assumptions that drive the estimated fair value;
- A discussion of the uncertainty associated with the key assumptions. For example, assuming you use a discounted cash flow model, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and
- A discussion of any potential events and/or circumstances that could have a negative effect on the estimated fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Financial Statements

Note 4. Financing Arrangement, page F-13
Note 5. Notes Payable, pages F-15

3. Please disclose the specific terms of any material debt covenants with any required ratios. Please disclose the actual ratios as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet such covenants. Please also consider showing the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance

and Disclosures Interpretation 102.09 which is available on our website at
http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Exhibit 31.1 and 31.2

4. We note that the identification of the certifying individual at the beginning of the
   certification required by Exchange Act Rule 13a-14(a) also includes the title of the
   certifying individual. The identification of the certifying individual at the beginning
   of the certification should be revised so as not to include the individual's title.

5. You have replaced the word "report" with "annual report" in paragraphs 2, 3 and 4 of
   your certifications. Please revise your certifications to use the word "report" instead
   of the description of the corresponding report. Your certifications should be in the
   exact form as required in Item 601(b)(31) of Regulation S-K.

<p align="center">Form 10-Q for the Fiscal Quarter Ended March 31, 2010</p>

General

6. Please address the comments above in your interim filings as well.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and
its management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated
  by the Commission or any person under the federal securities laws of the United
  States.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or Nudrat Salik, Staff Accountant, at (202) 551-3692 if you have questions regarding these comments.

Sincerely,

Rufus Decker
Accounting Branch Chief